[Chapman and Cutler LLP Letterhead]

June 18, 2024

VIA EDGAR CORRESPONDENCE

Rolf Sundwall and Mark Brunhofer

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SOX Review for Amplify Commodity Trust (formerly ETF Managers
Group Commodity Trust I)
(File number 001-36851)

Dear Mr. Sundwall and Mr. Brunhofer,

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”), pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the annual report filed on Form 10-K for the Amplify Commodity Trust (formerly ETF Managers Group Commodity Trust I) (the “Trust”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Trust’s annual report for the fiscal year ended June 30, 2023 as filed with the Staff on Form 10-K on September 27, 2023.

Comment 1

The Staff notes that the auditor’s report does not appear to identify and cover the following financial statements: Combined Statement of Assets and Liabilities; BRDY Statements of Operations; BRDY Statements of Changes in Net Assets; and BRDY Statements of Cash Flows. Please address this matter with your auditors and have them confirm to the Staff that their audits covered these financial statements. If so, inform the Staff in your response and have the auditors represent that they will properly identify all the financial statements and schedules of each individual Fund and the combined results of the Trust in your upcoming Form 10-K and all future Forms 10-K. See Securities Act Sections Compliance and Disclosure Interpretations Question (CDI) 104.01.

Response to Comment 1

The Trust’s auditor, WithumSmith+Brown, PC, has confirmed that the audits performed covered the above referenced financial statements. The Trust confirms that it has received a representation from the Trust’s auditor that it will properly identify all the financial statements and schedules of each individual Fund and the combined results of the Trust in all future Form 10-K filings. Please refer to Exhibit A for such representation.

Comment 2

The Staff notes the Trust’s use of the possessive plural “Funds’” in its conclusions on disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR). The Staff also notes that the possessive form of the Trust’s DCP conclusion is the singular “Fund’s” in the Trust’s Forms 10-Q for the quarterly periods ended December 31, 2023 and March 31, 2024. Please confirm to the Staff that the Trust’s DCP and ICFR conclusions, as relevant, in the Trust’s fiscal 2023 Form 10-K and fiscal 2024 Forms 10-Q covered the Trust and each of its individual Funds.

If so, represent to the Staff that the Trust will: revise its DCP and ICFR disclosures, as appropriate, in future filings to separately identify and conclude on each series Fund as well as the Trust; and add disclosure in future filings to specifically indicate that the Trust’s CEO and CFO certifications are applicable to each series Fund as well as to the Trust. See Securities Act Sections CDI Question 104.01.

Response to Comment 2

The Trust confirms that the DCP and ICFR conclusions in the fiscal 2023 Form 10-K and fiscal 2024 Forms 10-Q covered the Trust and each individual Fund. The Trust represents that it will revise its DCP and ICFR disclosures, as appropriate, in future filings to separately identify and conclude on each series Fund as well as the Trust, and represents that it will add disclosure in future filings to specifically indicate that its CEO and CFO certifications are applicable to each series Fund as well as to the Trust.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

June 14, 2024

Rolf Sundwall and Mark Brunhofer

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

To Whom it May Concern

WithumSmith+Brown, PC (“Withum”) confirms that its audit report filed with the 10K of ETF Manager’s Group Commodity Trust I (the “Trust”) includes a report on the financial statements of Breakwave Dry Bulk Shipping ETF (“BDRY”) and Breakwave Tanker Shipping ETF (“BWET”) as well as the combined statements of the Trust. Withum also confirms that future reports included in forms 10K of the Trust will appropriately identify the financial statements of BDRY, BWET and the Trust.

Sincerely,

/s/ WithumSmith+Brown, PC
WithumSmith+Brown, PC

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